UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1) *

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Peerless Systems Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

705536100
(CUSIP Number)

Gregory Bylinsky
Bandera Partners LLC
26 Broadway, Suite 1607
New York, New York  10004
Tel No. (212) 232-4582

With copies to:
Robert E. Holton, Esq.
Arnold & Porter LLP
399 Park Avenue
New York, New York 10022
Tel No. (212) 715-1137
 (Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

May 14, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 705536100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bandera Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,599,320
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,599,320
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,599,320
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.3%
14	TYPE OF REPORTING PERSON OO

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SCHEDULE 13D
CUSIP No. 705536100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Gregory Bylinsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,599,320
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,599,320

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,599,320
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.3%
14	TYPE OF REPORTING PERSON IN

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SCHEDULE 13D
CUSIP No. 705536100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jefferson Gramm
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,599,320
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,599,320

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,599,320
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.3%
14	TYPE OF REPORTING PERSON IN

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The information in this Amendment No. 1 to Schedule 13D (this “Amendment”) supplements and amends, but is not a complete restatement of, the Schedule 13D (the “Schedule 13D”) relating to the common stock of Peerless Systems Corporation (the “Company”) filed with the U.S. Securities and Exchange Commission on May 5, 2009 jointly by Bandera Partners LLC, a Delaware limited liability company (“Bandera Partners”), Gregory Bylinsky and Jefferson Gramm pursuant to an Agreement of Joint Filing attached as Exhibit 1 to the Schedule 13D.  This Amendment should be read in conjunction with, and is qualified in its entirety by reference to, the Schedule 13D.  Capitalized terms used in this Amendment but not otherwise defined have the respective meanings ascribed to them in the Schedule 13D.  The Schedule 13D is supplemented and amended as follows:

Item 4.  Purpose of Transaction

Bandera Partners, Bandera Master Fund, Bandera Partners Management LLC,  Gregory Bylinsky and Jefferson Gramm (collectively, the “Bandera Group”) have entered into a Nomination Agreement (the “Agreement”), dated May 14, 2009, with the Company.

Pursuant to the Agreement, the Company has agreed to nominate Messrs. Bylinsky and Gramm (the “Bandera Directors”) for election to its Board of Directors (the “Board”) at the 2009 annual meeting of stockholders, to serve until the 2010 annual meeting of stockholders.  One of the Bandera Directors will also serve on the Board’s nominating and corporate governance and strategic committees.  If the Bandera Group’s beneficial ownership of the Company’s securities drops below 16%, one of the Bandera Directors must offer his resignation.  If the Bandera Group’s beneficial ownership drops below 10% or Bandera Partners sells more than 25% of the shares currently owned, each of the Bandera Directors must offer his resignation.

While any Bandera Director remains on the Board, the Bandera Group must vote its securities of the Company in the manner recommended by a majority of the Board.

 During the term of the Agreement, the Bandera Group may not engage in certain actions with respect to the Company, including, but not limited to, acquiring additional securities, soliciting proxies, forming a “group” with other stockholders, depositing its securities in a voting trust and calling any stockholder meeting.  Additionally, until the date of the Company’s 2009 annual meeting of stockholders, the Bandera Group may not enter into any agreement with any other stockholder or director with respect to the Company or its securities.

The Agreement requires the Company to amend its proxy statement filed with the SEC on May 4, 2009, to include the Bandera Directors as nominees in lieu of Steven J. Pully and Simon P. James.  The Agreement terminates on November 10, 2009 unless earlier terminated in accordance with its terms.

The Agreement was negotiated in response to a letter submitted on behalf of the Bandera Group notifying the Company that Bandera Master Fund intended to nominate three persons for election at the 2009 Annual Meeting.  Such nominations are being withdrawn by the Bandera Group pursuant to the Agreement.

The foregoing is only a summary of the Agreement, and is qualified in its entirety by the full Agreement, which is attached hereto as Exhibit 1 to this Amendment and is incorporated by reference into this Item 4 as if set out herein in full.

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The Bandera Group may in the future seek continued representation on the Board of Directors of the Company.  In the process of seeking such representation, the Bandera Group may hold discussions or otherwise communicate with the Company’s management and Board of Directors and other representatives of the Company.

Subject to the restrictions under the Agreement, from time to time, one or more members of the Bandera Group may also hold discussions or otherwise communicate with any of the parties referenced above to discuss other matters that may include one or more of the other actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Subject to the restrictions under the Agreement, the Bandera Group may purchase from time to time in open market or privately negotiated transactions additional securities of the Company, or options or derivatives related thereto.  The Bandera Group may determine to dispose of all or a portion of its shares of Common Stock of the Company at any time.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided in response to Item 4 above and to Items 2(c) and 5(d) in the Schedule 13D is incorporated herein by reference.

Item 7.    Material to be Filed as Exhibits

The exhibits listed on the Index of Exhibits of this Amendment are filed herewith.

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SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated: May 15, 2009

BANDERA PARTNERS LLC

By:	/s/ Gregory Bylinsky
Gregory Bylinsky
Managing Director

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to me is true, complete and correct.

Dated: May 15, 2009

By:	/s/ Gregory Bylinsky
Gregory Bylinsky
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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to me is true, complete and correct.

Dated: May 15, 2009

By:	/s/ Jefferson Gramm
Jefferson Gramm

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INDEX OF EXHIBITS

Exhibit No.	Description

1	Nomination Agreement, dated May 14, 2009, among Bandera Partners LLC, Bandera Master Fund L.P., Bandera Partners Management LLC, Gregory Bylinsky, Jefferson Gramm and Peerless Systems Corporation.

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